SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 1-3610

ALCOA SAVINGS PLANS FOR BARGAINING AND NON-BARGAINING EMPLOYEES
(Title of Plan)

ALCOA INC.
(Name of Issuer of Securities held pursuant to the Plan)

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212
(Address of Plan and of principal executive office of Issuer)

ALCOA SAVINGS PLANS FOR BARGAINING, AND NON-BARGAINING EMPLOYEES

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Accountants

To the Alcoa Benefits Management Committee for the
Alcoa Savings Plans for Bargaining and Non-Bargaining Employees

In our opinion, the individual financial statements of the Alcoa Savings Plans for Bargaining and Non-Bargaining Employees (the "Plans") as of December 31, 2001 and 2000 and for the year ended December 31, 2001, as listed in the accompanying index, present fairly, in all material respects, the individual net assets available for benefits as of December 31, 2001 and 2000 and their individual changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic individual financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic individual financial statements but are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 10, 2002

Alcoa Savings Plans
for Bargaining and Non-Bargaining Employees
Statement of Individual Plan
Net Assets Available for Benefits
December 31, 2001

	Alcoa Non-Bargaining Plan	Alcoa Bargaining Plan	Total (unaudited)
ASSETS			
Plans' value of interest in Master Trust:			
Nonparticipant-Directed Investments Alcoa Stock Fund	$ 808,303,448	$ 336,729,914	$ 1,145,033,362
Participant-Directed Investments	1,169,594,124	380,677,544	1,550,271,668
Total value of interest in Master Trust	1,977,897,572	717,407,458	2,695,305,030
Loans to participants	27,731,450	27,430,652	55,162,102
Net assets available for benefits	$2,005,629,022	$ 744,838,110	$ 2,750,467,132

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plans
for Bargaining and Non-Bargaining Employees
Statement of Individual Plan
Net Assets Available for Benefits
December 31, 2000

	Alcoa Non-Bargaining Plan	Alcoa Bargaining Plan	Total (unaudited)
ASSETS			
Plans' value of interest in Master Trust:			
Nonparticipant-Directed Investments Alcoa Stock Fund	$ 875,333,290	$ 336,369,269	$ 1,211,702,559
Participant-Directed Investments	1,110,411,320	332,307,026	1,442,718,346
Total value of interest in Master Trust	1,985,744,610	668,676,295	2,654,420,905
Loans to participants	28,112,321	25,248,136	53,360,457
Net assets available for benefits	$2,013,856,931	$ 693,924,431	$ 2,707,781,362

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plans
for Bargaining and Non-Bargaining Employees
Statement of Changes in Individual Plan
Net Assets Available for Benefits
Year Ended December 31, 2001

	Alcoa Non-Bargaining Plan	Alcoa Bargaining Plan	Total (unaudited)
Additions:			
Contributions:			
Participant	$ 57,213,410	$ 50,607,816	$ 107,821,226
Employer	31,703,705	15,914,029	47,617,734
Total	88,917,115	66,521,845	155,438,960
Net gain (loss) in Master Trust Investments			
Nonparticipant-Directed Investments			
Alcoa Stock Fund	79,580,243	28,730,284	108,310,527
Participant-Directed Investments	(52,949,657)	(17,303,088)	(70,252,745)
Total gain in Master Trust	26,630,586	11,427,196	38,057,782
Total additions	115,547,701	77,949,041	193,496,742
Deductions:			
Benefit payments to participants	(133,619,683)	(53,134,310)	(186,753,993)
Total deductions	(133,619,683)	(53,134,310)	(186,753,993)
Net increase (decrease) before Plan mergers and transfers	(18,071,982)	24,814,731	6,742,749
Plan Mergers (Note 1)	4,148,972	30,122,019	34,270,991
Transfer from the Thiokol Retirement Savings and Investment Plan (Note 1)	1,672,030	-	1,672,030
Transfers to (from) plans	4,023,071	(4,023,071)	-
Net increase (decrease)	(8,227,909)	50,913,679	42,685,770
Net assets available for benefits:			
Beginning of year	2,013,856,931	693,924,431	2,707,781,362
End of year	$ 2,005,629,022	$ 744,838,110	$ 2,750,467,132

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

General

The Alcoa Savings Plan for Bargaining Employees and the Alcoa Savings Plan for Non-Bargaining Employees (The Plans) are trusteed defined contribution savings plans maintained pursuant to a Master Trust agreement between Alcoa Inc., (Alcoa or the Company) and the Trustee, Mellon Bank, N.A. In general, the Plans provide various investment options for amounts withheld from employees' salaries and for employer contributions. Plan documents, which include a description of eligibility and vesting requirements, are available to participants upon request.

Reference should be made to the basic prospectus and to the Summary Plan Description of each Plan for a summary of the important features of each Plan including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. Employees of locations that participate in the Alcoa Savings Plan for Non-Bargaining Employees are immediately eligible for plan participation. The Alcoa Savings Plan for Bargaining Employees is available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Hourly employees must also complete a stated probationary period under the collective bargaining agreement. The participants are fully vested in the value of their contributions plus actual earnings (losses) thereon at all times. Company contributions vest after three years of employment.

Contributions

Each year, in both of the Plans, eligible employees in job grade 18 or below may elect to contribute up to 12% of eligible compensation as pre-tax and up to 14% as after-tax contributions to the Plans, with a maximum of 14% in the aggregate.

Eligible employees in job grade 19 and above may elect to contribute up to 6% of eligible compensation as pre-tax and up to 10% as after-tax contributions to the Plans, with a maximum of 10% in the aggregate. Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1%, into various investment options offered by the Plans.

For the Alcoa Savings Plan for Non-Bargaining Employees, participating locations may adopt a matching employer contribution ranging from 0% to 100% of the participants' contributions. Company match for contributions to the Alcoa Savings Plan for Bargaining Employees is based upon the various collective bargaining agreements. The employer match for both Plans is contributed into the Alcoa Stock Fund, a non-participant directed investment.

Participant Loans
Participants in the Plans may borrow from their individual account balances in the Plans. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's vested account balance or $50,000. Loans are collateralized by the vested portion of the participant's account and repayments are made by periodic payroll deductions.

Interest is charged on all loans at the prime rate plus 1% at the time the loan is taken out.

Payment of Benefits
Benefits are recognized when paid. On termination of service due to death, disability or retirement, a participant may elect to receive a lump sum payment. Also, participants under age 70 with a vested balance exceeding $5,000 may elect to receive four partial payments per calendar year.

Forfeitures
The employer contributions and the earnings on those contributions vest after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce future Company contributions. Total forfeitures that reduced employer contributions in 2001 were $687,693 in the Alcoa Savings Plan for Non-Bargaining Employees and $263,215 in the Alcoa Savings Plan for Bargaining Employees.

Plan Mergers
On April 2, 2001 the Intalco 401(k) Retirement Savings Plan for Unit Employees and the United Steelworkers of America (USWA) Savings Program - Eastalco Aluminum Company 401(k) Plan were merged into the Alcoa Savings Plan for Bargaining Employees ("Alcoa Savings Plan") with the Alcoa Savings Plan remaining as the survivor plan.

On August 31, 2001 the A-CMI Profit Sharing Plan and Trust was merged with Alcoa Savings Plan for Non-Bargaining Employees ("Alcoa Non-Bargaining Plan") with the Alcoa Non-Bargaining Plan remaining as the survivor plan. For employees covered under a collective bargaining agreement who will participate in the Alcoa Savings Plan for Bargaining Employees ("Alcoa Savings Plan"), assets equivalent to their account balances were transferred and allocated to their account in the Alcoa Savings Plan.

On August 31, 2001 assets from the Thiokol Retirement Savings Plan ("Thiokol Plan") were transferred to the Alcoa Savings Plan for Non-Bargaining Employees ("Alcoa Non-Bargaining Plan"). The transfer was the result of the sale of Thiokol to Alliant Techsystems Inc., and a number of employees began participating in the Alcoa Non-Bargaining Plan and ceased participating in the Thiokol Plan.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans, subject to the provisions of ERISA. In the event of a plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plans.

Investment Valuation
Investments within the Fixed Income Fund within the Master Trust are valued at contract value for guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) and at quoted market prices for publicly traded fixed interest obligations. GICs and SICs held in this fund are fully benefit responsive, which permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options. Contract value represents cost plus reinvested earnings. GICs provide a fixed rate of return for the life of the contract. SICs operates similar to GICs, except that the assets are held by the trust rather than a separate account of the issuer and a financially responsible third party issues a "wrapper" contract for benefit responsiveness. The interest rates for

SICs are based upon the yield to maturity of the underlying investment converted to an annualized interest rate. These rates may be adjusted monthly. GICs and SICs generally provide for the full repayment of principal and interest, however, upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates) the market value of the GIC or SIC, if lower than its book value, may be repaid (a Market Value Adjustment). There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The average crediting interest rates on the investment contracts at December 31, 2001 and 2000 was 5.40% and 5.46%, respectively. The average yield on investment contracts for the year ended December 31, 2001 and 2000 was 4.76% and 5.72%, respectively.

Investments within the Alcoa Stock Fund within the Master Trust are valued at the average of the high and low market price on the last business day of the year. Dividend income is recorded based on the ex-dividend date.

In May 2000, the Schwab Personal Choice Retirement Account (PCRA) was added as another investment option of the Plans. It is a self-directed brokerage account that allows participants to select and manage investments from a variety of options not available in the Plans. Investments held in the brokerage accounts are valued at their closing market prices.

Investments within the various mutual funds within the Master Trust are valued at the closing unit value of the respective mutual fund which represents the underlying fair market value of the assets of the fund.

Allocation of Investment Income
The individual Plans participate in the funds within the Master Trust through the purchase and sale of fund units, which are, valued daily. The individual Plans' interest in Master Trust investment income, as reflected in the statement of changes in individual plan net assets available for benefits, represents investment income earned by the Master Trust. Investment income is allocated daily to

the individual Plans based on each participant's number of units owned within each investment fund option. Investment income of the Master Trust is comprised of net appreciation and depreciation in the fair value of the Master Trust's investments and dividends and interest income earned on those investments.

Net appreciation or depreciation in the fair value of the Master Trust investments consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned, on the accrual basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plans provide for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statement of Individual Plan Net Assets Available for Benefits and the Statement of Changes in Individual Plan Net Assets Available for Benefits.

Administrative Expenses
Fixed Income Fund and Alcoa Stock Fund investment management fees are paid from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets and are not material. For the Alcoa Stock Fund, the investment management fees are based upon the number of stock transactions within the fund during the year and are not material.

All funds in the Plans, except for the Fixed Income Fund and Alcoa Stock Fund, are mutual funds. All mutual funds incur expenses that reduce the earnings in the fund and are reflected in the daily Net Asset Value (NAV). The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds in the Plans are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plans.

Expense ratios charged by mutual funds cover costs related to investing such as the mutual fund managers' asset management fees and costs related to administration of the mutual fund.

Examples of administrative costs would include issuing quarterly participant statements, operating a service center and having toll-free phone numbers available for participants. For the Plans, the Company pays for the administrative costs in excess of what is covered by the expense ratios charged by the mutual funds. The administrative costs borne by the Company are not material to the assets of the Plans.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans" (SOP 94-4), requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value.

In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C19 (DIG C19), which provides that fully benefit responsive investment contracts accounted for under either paragraph 4 or 5 of SOP 94-4 are not subject to SFAS No. 133. The tentative guidance included in DIG C19 has been incorporated into an exposure draft of the amendment of SFAS No. 133. Although this amendment project has yet to be finalized, management believes that it provides that most relevant accounting guidance for fully benefit responsive investment contracts held by defined contribution pension plans. Accordingly, the Plans have measured all fully benefit responsive investment contracts at contract value at December 31, 2001 and 2000. The SFAS No. 133 amendment project is expected to be finalized during 2002. The Plans hold no other material derivative financial instruments at December 31, 2001 or 2000.

3. Tax Status

The Plans are intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, and the Master Trust is thereby tax-exempt within the meaning of Section 501(a) of the Internal Revenue Code.

The Alcoa Savings Plan for Non-Bargaining Employees received a favorable Determination Letter from the Internal Revenue Service (IRS) on January 4, 1996. The Alcoa Savings Plan for Bargaining Employees received a favorable Determination Letter from the IRS on July 4, 1995. These Plans have been amended since receiving the tax determination letter. However, the Plans' Administrator and the Plans' tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

In 2002, the Plans were submitted to the IRS for a letter of determination of qualification upon restatement to incorporate the applicable amendments for the Retirement Protection Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business and Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the IRS Restructuring and Reform

Act of 1998, and the Community Renewal Tax Relief Act of 2000 ("GUST"), and other plan amendments enacted since the last restatement. The Plans' administrator and tax/benefits counsel believe that a letter of qualification will be issued.

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Alcoa Stock Fund, a nonparticipant-directed investment, is as follows:

	Alcoa Non-Bargaining Plan	Alcoa Bargaining Plan	Total (unaudited)
Investment value at December 31, 2000 (A)	$ 875,333,290	$ 336,369,269	$ 1,211,702,559
Additions:			
Participant contributions	13,839,533	14,178,777	28,018,310
Employer contributions	31,703,705	15,914,029	47,617,734
Net Gain from Master Trust investments (B)	79,580,243	28,730,284	108,310,527
Total Additions	125,123,481	58,823,090	183,946,571
Deductions:			
Benefit payments to participants	(45,911,799)	(20,080,584)	(65,992,383)
Total deductions	(45,911,799)	(20,080,584)	(65,992,383)
Net increase before transfers	79,211,682	38,742,506	117,954,188
Transfers:			
Transfers to participant-directed investments	(149,155,629)	(38,656,724)	(187,812,353)
Transfers to plans and plan mergers, net	2,914,105	274,864	3,188,969
Net transfers	(146,241,524)	(38,381,860)	(184,623,384)
Net increase (decrease)	(67,029,842)	360,646	(66,669,196)
Investment value at December 31, 2001 (C)	$ 808,303,448	$ 336,729,915	$1,145,033,363

(A) The assets include Alcoa Common Stock of $1,170,648,110, cash equivalents of $32,112,869 and a receivable of $8,941,580. The equivalent shares of Alcoa common stock were 34,501,860 at a price of $33.93.

(B) The net investment gain from the master trust includes interest of $1,531,453, dividends of $19,620,493 and gains from employer securities of $87,158,581.

(C) The assets include Alcoa Common Stock of $1,111,580,999, cash equivalents of $37,828,946 and a payable of $4,376,582. The equivalent shares of Alcoa common stock were 30,941,711.88 at a price of $35.925.

5. Investments in Master Trust

The Plans' investments are held in a Master Trust. The investments are held in safekeeping, under a trust arrangement, by the Trustee. Each participating Plan has an undivided interest in the Master Trust.

	December 31, 2001	December 31, 2000
Master Trust Investments:		
At Fair value:		
Alcoa Common Stock	$ 1,111,580,999	$ 1,170,648,110
Shares of Registered Investment Companies:		
Investment Company of America Fund	272,710,684	301,757,587
AMCAP Fund	144,832,729	152,180,842
New Perspective Fund	150,212,707	177,108,241
American Balanced Fund	115,577,259	84,539,861
Putnam OTC & Emerging Growth Fund	52,627,710	71,143,955
Putnam Vista Fund	52,473,237	73,321,704
Other Registered Investment Companies	86,249,593	50,047,872
US Government Securities	134,357,339	112,646,380
Corporate Debt Instruments	196,413,637	177,446,685
Cash and cash equivalents	236,750,637	93,665,582
Other Investments	10,812,569	29,241,151
	2,564,599,100	2,493,747,970
At Contract Value:		
Value of investment contracts	130,705,930 (A)	160,672,935 (A)
	130,705,930	160,672,935
Total investment in Master Trust	$ 2,695,305,030	$ 2,654,420,905
Percent ownership of the Plans in the Master Trust:		
Alcoa Non-Bargaining Plan	73.38%	74.81%
Alcoa Bargaining Plan	26.62%	25.19%
	100%	100%

The Master Trust investment income for the year ended December 31, 2001 is as follows:

Net appreciation in Master Trust investments:	
Investment gain (loss):	
Alcoa Common Stock	$ 87,158,581
Shares of registered investment companies and other investments	(103,262,377)
	(16,103,796)
Interest income	34,541,085
Dividends	19,620,493
Net appreciation in Master Trust investments	$ 38,057,782

(A) The estimated fair value of the investment contracts held at December 31, 2001 and 2000 approximates $135,000,000 and $161,000,000, respectively.

6. Subsequent Events

On May 1, 2002 the Reynolds Metals Company Savings and Investment Plan for Salaried Employees and Employees Savings Plan were merged into the Alcoa Savings Plan for Non-Bargaining Employees ("Alcoa Savings Plan") with the Alcoa Savings Plan remaining as the survivor plan.

Effective January 1, 2002, the Plans' Alcoa Stock Fund will be converted into an employee stock ownership plan under the Internal Revenue Code.

Alcoa Savings Plans for
Bargaining and Non-Bargaining Employees
Schedule of Plan Participation in Master Trust Investment Accounts
December 31, 2001

Plan Name	EIN Number	Plan Number	Master Trust Investment Accounts in which Plan Participates
Alcoa Savings Plan for Non-Bargaining Employees	25-0317820	007	195-540,195-541,195-542, 195-543,195-544,195-545, 196-114,196-115,196-153, 196-154,196-155,196-156, 196-174
Alcoa Savings Plan for Bargaining Employees	25-0317820	008	195-540,195-541,195-542, 195-543,195-544,195-545, 196-114,196-115,196-153, 196-154,196-155,196-156, 196-174

Alcoa Savings Plans for
Bargaining and Non-Bargaining Employees
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 2001

Plan	Identity of Issuer	Investment	Current Value
Alcoa Savings Plan for Non-Bargaining Employees	Participant loans	Loans receivable from Plan Participants (interest rate 5.75% to 10.50%)	$ 27,731,450
Alcoa Savings Plan for Bargaining Employees	Participant loans	Loans receivable from Plan Participants (interest rate 5.75% to 10.50%)	27,430,652
Total investments			$ 55,162,102

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Management Committee for the Alcoa Savings Plans for Bargaining and Non-Bargaining Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA SAVINGS PLANS FOR BARGAINING
AND NON-BARGAINING EMPLOYEES

R. B. Kelson
Benefits Management Committee Member

T. S. Mock
Benefits Management Committee Member

A. H. Petrie
Benefits Management Committee Member

June 20, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-24846 and No. 333-32516) of Alcoa Inc. of our report dated May 10, 2002, relating to the financial statements of the Alcoa Savings Plans for Bargaining and Non-Bargaining Employees, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 25, 2002